UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
BIG RIDGE, INC. 401(K) PROFIT SHARING PLAN AND TRUST
Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of the Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 25, 2008

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets:
Investments, at fair value:
Investments in mutual funds	$6,277,087	$6,271,567
Investment in common/collective trust	4,513,195	3,945,245
Investment in Peabody Energy Stock Fund	228,549	119,974
Investment in Patriot Coal Stock Fund	14,950	—

Net assets, at fair value	11,033,781	10,336,786

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(34,149)	37,964

Net assets available for benefits	$10,999,632	$10,374,750

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
Additions:
Interest and dividends	$516,894	$481,124
Net realized and unrealized appreciation of investments	221,636	511,692

Net investment income	738,530	992,816

Contributions:
Employee	887,626	925,668
Employer	304,075	607,750
Rollover	267,473	37,387

Total contributions	1,459,174	1,570,805

Total additions	2,197,704	2,563,621

Deductions:
Asset transfer to the Peabody Investments Corp.
Employee Retirement Account	—	(2,674,543)
Withdrawals by participants	(1,567,635)	(2,533,150)
Administrative expenses	(5,187)	(6,912)

Total deductions	(1,572,822)	(5,214,605)

Net increase (decrease) in net assets available for benefits	624,882	(2,650,984)
Net assets available for benefits at beginning of year	10,374,750	13,025,734

Net assets available for benefits at end of year	$10,999,632	$10,374,750

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1. Description of the Plan
The following description of the Big Ridge, Inc. (Big Ridge or the Company) 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. Big Ridge is an indirect, wholly-owned subsidiary of Peabody Energy Corporation (Peabody).
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Big Ridge who are represented by the International Brotherhood of Boilermakers are eligible for participation on the date of their employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On October 12, 2007, Peabody’s Board of Directors approved a spin-off of portions of its Eastern U.S. Mining operations business segment through a dividend of all outstanding shares of Patriot Coal Corporation (Patriot). Prior to the spin-off, Peabody received a private letter ruling on the tax-free nature of the transaction from the Internal Revenue Service (IRS). Patriot stock was distributed to the Peabody stockholders at a ratio of one share of Patriot stock for every 10 shares of Peabody stock held on the record date of October 22, 2007. Likewise, all Plan participants holding Peabody stock in their accounts at the close of business on the record date received similar pro rata distributions.
Effective July 1, 2007, the non-standardized prototype plan was amended and restated in its entirety and replaced with an individually-designed plan. The primary changes resulting from the Plan restatement were the additions of employee contributions from their monthly Wage Incentive Program (WIP) payment and related employer matching contributions. These changes were effective September 1, 2007, and are discussed in further detail below.
Effective January 31, 2006, Vanguard Fiduciary Trust Company (Vanguard) was appointed trustee of the Plan, and plan assets of $11.7 million were transferred from Lincoln National Life Insurance Company (Lincoln) to Vanguard and the Plan was amended in its entirety. Also effective January 31, 2006, $2.7 million of net assets and related participant account balances of salaried employees of Big Ridge were transferred to the Peabody Investments Corp. Employee Retirement Account, a separate Peabody plan.
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
1. Description of the Plan (continued)
Contributions
Each year participants may contribute on a pre-tax basis any whole percentage from 1% to 90% of eligible compensation, as defined in the Plan. Additionally, eligible participants may elect to contribute $125, $150, or $175 of their monthly WIP payment on a pre-tax basis. The Employer makes matching contributions equal to 100% of eligible WIP contributions that participants make to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans. The Company, at its discretion, may contribute to the accounts of qualifying participants, as defined in the Plan.
Participants direct the investment of employee and employer discretionary contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the IRS.
In the calendar year that a participant is age 50 or older, and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.
Vesting
Participants are vested immediately in their own contributions, employer discretionary contributions, employer matching contributions, and the actual earnings thereon.
Participant Loans
The Plan does not offer participant loans.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Employer contributions, and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
1. Description of the Plan (continued)
Payment of Benefits
Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as a lump-sum payment or transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their account balance. Withdrawals in cases of hardship and other withdrawals are also permitted, as defined in the Plan.
Plan Termination
The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants’ accounts will remain fully vested upon termination of the Plan. Currently, the Company has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Company.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Value of Investments and Income Recognition
The Plan’s investments at Vanguard are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The Peabody Energy Stock Fund and the Patriot Coal Stock Fund are valued at their year-end unit closing price (comprised of year-end market price plus uninvested cash position, if any).
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Prior to the transfer of Plan assets from Lincoln to Vanguard on January 31, 2006, the Plan had entered into a benefit-responsive investment contract with Lincoln. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As of December 31, 2005, the Plan’s interest-crediting account (unallocated contracts) was valued at contract value in the financial statements as reported to the Plan by Lincoln. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of investments is not materially different from contract value. Shares of pooled separate accounts at Lincoln were reported at market value as determined by a combination of the quoted market prices of the underlying stocks and/or other short-term investments and, if applicable, estimates based on market yields of similar debt obligations.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Payment of Benefits
Benefit distributions are recorded when paid.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Plan Sponsor is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.
3. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody and Patriot stocks, through the Peabody Energy Stock Fund and the Patriot Coal Stock Fund, respectively, which are permitted parties-in-interest transactions.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
4. Investments
The following table represents the appreciation (depreciation) in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold or held during the year.

	Years ended December 31,
	2007	2006
Mutual funds	$122,902	$517,137
Peabody Energy Stock Fund	93,138	(5,445)
Patriot Coal Stock Fund	5,596	—

	$221,636	$511,692

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2007	2006
Mutual funds:
Vanguard Total Bond Market Index Fund	$689,264	$625,936
Vanguard International Growth Fund	987,459	933,162
Vanguard 500 Index Fund	915,762	909,432
T. Rowe Price Mid-Cap Growth Fund	879,800	828,404
Harbor Capital Appreciation Fund	700,789	656,109

Common/collective trust:
Vanguard Retirement Savings Trust	4,513,195	3,945,245

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$10,999,632	$10,374,750
Adjustment from contract value to fair value for fully benefit-responsive contracts	34,149	(37,964)

Net assets available for benefits per the Form 5500	$11,033,781	$10,336,786

6. Income Tax Status
The Plan was established as a non-standardized prototype plan and received an opinion letter from the IRS, dated August 22, 2001, stating that the form of the plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the Plan Sponsor determined that it was eligible to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification.
Effective July 1, 2007, the Plan was amended and restated subsequent to the IRS opinion letter and the non-standardized prototype plan was replaced with an individually-designed plan. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps to maintain the Plan’s qualified status.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issue	Description of Investment Type	Current Value

Vanguard International Growth Fund*	39,785 shares of mutual fund	$987,459
Vanguard 500 Index Fund*	6,776 shares of mutual fund	915,762
T. Rowe Price Mid-Cap Growth Fund*	15,256 shares of mutual fund	879,800
Harbor Capital Appreciation Fund*	18,783 shares of mutual fund	700,789
Vanguard Total Bond Market Index Fund*	67,841 shares of mutual fund	689,264
Vanguard Windsor II Fund*	10,306 shares of mutual fund	322,166
T. Rowe Price Small-Cap Stock Fund*	5,945 shares of mutual fund	180,661
Vanguard REIT Index Fund*	8,773 shares of mutual fund	179,414
Vanguard Explorer Fund*	2,225 shares of mutual fund	158,367
Vanguard Small-Cap Index Fund*	2,873 shares of mutual fund	93,607
Vanguard PRIMECAP Fund*	758 shares of mutual fund	54,592
Vanguard High-Yield Corporate Fund*	5,577 shares of mutual fund	32,906
Vanguard Total Stock Market Index Fund*	661 shares of mutual fund	23,356
Vanguard Developed Markets Index Fund*	1,648 shares of mutual fund	22,362
Vanguard Emerging Markets Stock Index*	540 shares of mutual fund	17,868
Lazard Small-Cap Portfolio*	1,378 shares of mutual fund	15,957
Delaware International Value Equity Fund*	765 shares of mutual fund	11,789
Vanguard Extended Market Index Fund*	292 shares of mutual fund	11,665
Vanguard Windsor Fund*	571 shares of mutual fund	8,967
Baron Asset Fund*	133 shares of mutual fund	8,484
Ariel Fund*	152 shares of mutual fund	7,035
Sound Shore Fund*	20 shares of mutual fund	703
Vanguard GNMA Fund*	5 shares of mutual fund	51
Vanguard Target Retirement 2010 Fund*	1,951 shares of mutual fund	44,979
Vanguard Target Retirement 2015 Fund*	17,325 shares of mutual fund	226,266
Vanguard Target Retirement 2020 Fund*	14,164 shares of mutual fund	332,421
Vanguard Target Retirement 2025 Fund*	11,092 shares of mutual fund	152,187
Vanguard Target Retirement 2030 Fund*	972 shares of mutual fund	23,196

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
December 31, 2007

Identity of Issue	Description of Investment Type	Current Value

Vanguard Target Retirement 2035 Fund*	7,053 shares of mutual fund	103,119
Vanguard Target Retirement 2040 Fund*	1,741 shares of mutual fund	41,389
Vanguard Target Retirement 2045 Fund*	1,329 shares of mutual fund	20,058
Vanguard Target Retirement 2050 Fund*	438 shares of mutual fund	10,448
Vanguard Retirement Savings Trust*	4,479,046 shares of common/collective trust	4,513,195
Peabody Energy Stock Fund*	2,224 units of stock fund	228,549
Patriot Coal Stock Fund*	1,343 units of stock fund	14,950

		$11,033,781

*	Party-in-interest

SIGNATURE
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Date: June 27, 2008	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.